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May 6, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Joe McCann, Esq.
Geoff Kruczek, Esq.
Eric Atalla, CPA
Kevin Vaughn, CPA

Re:	SyntheMed, Inc.
Preliminary Proxy Statement on Schedule 14A (Am. No. 1)
Filed April 15, 2011
File No. 000-20580

Ladies and Gentlemen:

On behalf of SyntheMed, Inc. (“SyntheMed”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in Ms. Ravitz’s letter, dated April 28, 2011 (the “Comment Letter”), relating to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed by SyntheMed with the Commission on April 15, 2011 (File No. 000-20580).

In connection with this response, SyntheMed is filing electronically with the Commission today Amendment No. 2 to the Schedule 14A (the “Amended Schedule 14 A”).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments in the Comment Letter is restated in bold italics prior to the response.  Page number references in the responses refer to page numbers in the Amended Schedule 14A.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amended Schedule 14A.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

Pathfinder, LLC, page 8

1.
Please expand your revisions in response to prior comment 1 to clarify what you mean by "the foreseeable future" as it relates to generating revenues. Ensure that such revised disclosure is consistent with the materials you provided to us. Also, we reissue the part of prior comment 1 regarding disclosing your working capital deficiency.

As discussed on the telephone with Mr. McCann, the Amended Schedule 14A has been revised on page 8 to disclose Pathfinder’s expectations regarding revenue in accordance with the Staff’s comment.  Similar disclosure has been added elsewhere in the Amended Schedule 14A as well.  The Amended Schedule 14A has also been revised at page 8 to disclose Pathfinder’s working capital deficiency in accordance with the Staff’s comment.

Merger Consideration, page 10

2.
Please expand your revisions in response to prior comment 5 to disclose the number of options to be assumed on a post-transaction basis and the number that will be held by the affiliates mentioned in the last paragraph on page 11.

The Amended Schedule 14A has been revised on page 10 in accordance with the Staff’s comment.

Voting and Revocation of Proxies, page 29

3.
We note your revised disclosure in response to prior comment 6.  Please tell us your basis for concluding that Proposal Number 2 should be classified as non-discretionary.  In particular, we note your disclosure on page 66 that approval of the proposal is a condition to the closing of the merger, cannot be waived as a practical matter and that you need the additional authorized shares to issue in connection with the merger.

As discussed on the telephone with Mr. McCann, we have discussed the classification of Proposal 2 with Broadridge and with a representative of the NYSE with whom Broadridge seeks guidance on applying NYSE Rule 452 to particular proposals.  The representative of the NYSE has confirmed to us that because Proposal 2 is not conditioned on approval of the merger proposal, it would be classified as non-disretionary.  According to the NYSE representative, this is so, even though approval of Proposal 2 is, as a practical matter, a condition to the merger.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

Background for the Merger, page 31

4.
We refer to your response to prior comment 7.   Please tell us why you deleted the disclosure concerning efforts to raise capital. Did you not attempt to raise capital? If you did, and those efforts were unsuccessful, it is unclear why those efforts are not discussed here as part of your reasons for seeking a business combination or similar transaction.

As discussed on the telephone with Mr. McCann, when SyntheMed’s board of directors determined in September 2009 to seek strategic alternatives it also concluded at that time not to pursue an independent capital raise to fund the REPEL-CV clinical trial.  Since then, SyntheMed has not sought capital except for the limited purpose of funding short-term operating requirements pending a strategic transaction.   Accordingly, the disclosure concerning efforts to raise capital was deleted in the prior amendment of the Schedule 14A.  The Amended Schedule 14A has been revised at pages 31 and 38 to disclose that SyntheMed has not sought to raise capital since September 2009 except as described above.

5.
Please expand your revisions in response to prior comments 10 and 11 to clarify the extent of participation by Dr. Franklin and Mr. Gruber in the deliberations and vote regarding the letter of intent and credit and security agreement. Also tell us, with a view toward disclosure, whether the special committee and board considered the terms of the credit and security agreement in determining whether to approve the transaction, including registrant's ability to repay the amounts loaned in the event the transaction was not completed.

The Amended Schedule 14A has been revised at pages 35 and 36 to clarify the extent of participation by Dr. Franklin and Mr. Gruber

In considering whether to approve the proposed merger, SyntheMed’s special committee and board of directors considered the terms of the credit and security agreement.  Among the factors considered were the likelihood that SyntheMed would incur a substantial debt obligation to Pathfinder under the credit and security agreement to fund transaction and operating costs pending completion of the merger and the negative impact that debt and associated lien on SyntheMed’s assets would have on SyntheMed’s prospects for engaging in an alternative transaction if the Pathfinder merger were not completed.  The Amended Schedule 14A has been revised at page 39 to disclose the foregoing.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

6.
We note your revisions in response to prior comment 26; however, it continues to be unclear what substantive negotiations transpired with respect to the management termination agreements. Please revise to clarify. Also revise to clarify the nature of Pathfinder’s interest in those agreements, as noted on page 34.

The Amended Schedule14A has been revised at pages 33-36 to clarify the substantive negotiations with respect to the management termination agreements.  The language regarding Pathfinder’s interest in the agreements, as well as precatory language to the effect that SyntheMed’s interests in the severance negotiations were represented by Dr. Franklin and Mr. Gruber, that formerly appeared on page 34 of the prior version has been deleted, as the present disclosure makes clear that Mr. Frankel remained engaged in the severance negotiations on behalf of SyntheMed  until such time as he felt direct discussions between the parties would be appropriate.   We respectfully submit that the revised disclosure makes the parties’ interests in the severance agreements clear and that no additional disclosure regarding Pathfinder’s interests is needed.

Reasons for the Merger, page 36

7.
Please tell us why you deleted disclosure in response to prior comment 12. If the subject of the deletions were a material factor considered by your board in determining whether to approve the transaction, it is unclear why you believe it is appropriate to not include such disclosure.

The referenced disclosure was deleted because it was not a material factor considered by the special committee or board of directors in determining whether to approve the proposed merger.

Fairness Opinion, page 39

8.
We refer to your response to prior comment 13 concerning the stock price analysis and page 26 of Barrier Advisors' December 22, 2010 presentation to your board of directors. Based on the December 22 presentation, it appears that the stock price analysis was presented to the board. Accordingly, please revise to summarize the range of valuations resulting from this analysis. See Item 1015(b)(6) of Regulation M-A.

The Amended Schedule 14A has been revised at page 46 to summarize the range of valuations resulting from the stock price analysis in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

9.
We refer to your response to prior comment 14. Please revise to disclose Mr. Benson's involvement in the preparation and provision of SyntheMed's internal projections used by Barrier Advisors. Also tell us, with a view toward disclosure, the business prospects and outlook of Pathfinder and registrant communicated by Dr. Franklin and Mr. Hickey to Barrier Advisors.

Mr. Benson and Mr. Hickey have confirmed that Mr. Benson was not involved in either the preparation or provision of SyntheMed’s projections used by Barrier Advisors.  Our response to prior comment 14 was apparently mistaken.  Accordingly, no change has been made in response to the first part of comment 9.

Regarding the business prospects and outlook of SyntheMed, Mr. Hickey described to Barrier Advisors the nature of SyntheMed’s business, products and intellectual property.  In addition, Mr. Hickey discussed the history of SyntheMed’s lead product, Repel-CV, the status and scope of its FDA approval and the requirement for additional clinical studies for application of the product in adults in the United States.  Mr. Hickey also provided Barrier with internally-generated retail sales projections for Repel-CV.

Regarding the business prospects and outlook of Pathfinder, Dr. Franklin described to Barrier Advisors Pathfinder’s technology, potential therapeutic applications of the technology and operational processes and regulatory paths necessary to pursue the various applications.  Dr. Franklin also provided Barrier Advisors with a summary of key development steps and anticipated costs associated with Pathfinder’s plan of operations.   Dr. Franklin did not provide Barrier Advisors with any revenue projections.

The Amended Schedule 14A has been revised at page 41 to clarify the nature of the business prospects and outlook communicated by each of Mr. Hickey and Dr. Franklin to Barrier Advisors.

10.
We note your response to prior comment 16 and your revised disclosure at the bottom of page 40 concerning several material changes that have occurred since the delivery of the opinion. Please revise to disclose in greater detail the material changes to debt and losses for each company and how they impact, if at all, the relative valuations of the companies. Please also disclose whether and why the board believes that the fairness opinion remains reliable and whether the board has considered all material changes in making its current recommendation to shareholders to vote in favor of each proposal.

The Amended Schedule 14A has been revised at page 51 to include a new section entitled “Changes Subsequent to Fairness Opinion.”  The disclosure previously included at the bottom of page 40 in response to prior comment 16 has been moved to that section, with a cross-reference included in its place, and additional disclosure   has been included in the new section in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

Discounted Cash Flow Analysis, page 42

11.
We refer to page 17 of Barrier Advisors' December 22, 2010 presentation to the board of directors and the projections that SyntheMed provided to Barrier Advisors.  Please tell us why the product revenues used in the December 22, 2010 presentation appear to be less than the total REPEL-CV revenues that SyntheMed provided to Barrier Advisors.

The projections provided by SyntheMed to Barrier Advisors were designed to address anticipated market potential, and are based on retail pricing by distributors to end-users.  Revenue numbers reflected in Barrier Advisors’ analysis and relevant to the valuation of SyntheMed are based on wholesale pricing by SyntheMed to its distributors.

Comparable Transactions Analysis, page 42

12.	Please reconcile the $28 million figure in the fourth sentence under the heading with your tabular disclosure.

The Amended Schedule 14A has been revised in accordance with the Staff’s comment.

Discounted Cash Flow Analysis, page 44

13.
We refer to page 31 of the December 22, 2010 presentation by Barrier Advisors to your board of directors.  Please disclose the forecasts and projections on that page, including all assumptions underlying the calculations performed by Barrier Advisors.

The Amended Schedule 14A has been revised in accordance with the Staff’s comment.  As discussed with Mr. McCann, many of the expense line items that appeared in the presentation have been condensed into broader general and administrative and research and development categories.  Other changes have also been made for better clarity.   Please note that these projections were prepared by Barrier Advisors and not by SyntheMed or Pathfinder, though certain of the expense projections have been derived from information provided by Pathfinder.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

Relative Valuation, page 47

14.
We note your revised disclosure in response to prior comment 20. Please revise to explain in greater detail how the relative weightings were determined for each company, including how it concluded to (1) apply a weight of 85% to the two highest valuation ranges for Pathfinder; and (2) apply a weight of only 10% to the highest valuation range for registrant.

The Amended Schedule14A has been revised at pages 48 and 49 to include greater detail regarding the determination of relative weightings in accordance with the Staff’s comment.

Interests of Certain Directors ..., page 48

15.
Please expand your revisions in response to prior comment 23 to clarify who was the counterparty to the negotiations led by Dr. Franklin and Mr. Gruber with respect to the compensation arrangements of the Special Committee and why those individuals led the negotiation on behalf of the registrant. Also tell us, with a view toward disclosure in an appropriate section of your document, such as the section beginning on page 31, the nature of the negotiations, including the date negotiations began and all offers and counteroffers made by the parties.

In response to the Staff’s first comment, the disclosure formerly included in response to prior comment 23 has been moved to pages 32 and 33 and the Amended Schedule 14A has been revised at page 32 and 33 in accordance with that comment.   In response to the Staff’s second comment, the Amended Schedule 14A has been revised at pages 32 and 33 to disclose the nature and other details of the negotiations in accordance with that comment.

Principal Stockholders..., Page 73

16.	We note your revisions in response to prior comment 27. Please expand to identify the natural persons who comprise the board of directors mentioned in note 3.

The Amended Schedule 14A has been revised at page 78 to disclose the names of the referenced natural persons in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

Pathfinder's Business, page 75

17.	We note your response to prior comment 29. Please:

•
revise the second paragraph under the heading to disclose the role of all Pathfinder affiliates in the referenced University of Glasgow research.   In this regard, we note that Mr. Shiels, who is identified on page 74 as a prospective 6.2% beneficial holder in the combined company, is listed as an author of the study you have provided to us, and

The Amended Schedule 14A has been revised at page 79 in accordance with the Staff’s comment.

•
tell us the source of the power point slides that you have submitted to us in support of the disclosure referenced in the second, fifth and sixth bullets. Also, it appears that you provided only a portion of the power point presentation; please provide the entire presentation.

The raw data incorporated in the referenced power point slides were obtained from the researchers at the institutions where the experiments were performed.  These institutions are Imperial College London, University Hospital of Innsbruck, Austria and Innsbruck Medical University, as noted on page 80 of the Amended Schedule 14A.  None of the researchers are affiliated with Pathfinder.  Dr. Shiels compiled the raw data generated by the researchers into the format presented in the power point slides and Dr. Franklin prepared the power point slides based on the format presented by Dr. Shiels.

Intellectual Property, page 77

18.
Please expand your revisions in response to prior comment 31 to clarify the significance of each patent and patent application family. For example, does Pathfinder require the technology covered by both licenses in order to develop its intended product?

The Amended Schedule 14A has been revised at page 82 to clarify the significance of each patent and patent application family in accordance with the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

Note 3 - Notes Receivable - Synthemed. Inc.

19.
We note that you have a note receivable due from SyntheMed, Inc. of $454,776 at December 31, 2010.  Given the financial condition of SyntheMed, please explain to us how you evaluated the collectability of this receivable.  Clearly explain to us why you expect to receive future economic benefits from this receivable.

As discussed on the telephone with Mr. Atallah, SyntheMed recognizes that when viewed on a stand-alone basis the $454,776 amount reflected in the Pathfinder financial statements for the receivable from SyntheMed may be overstated in light of uncertainties regarding collectability.  However, SyntheMed respectfully submits that, in the context of the proxy statement, whether Pathfinder has established a reserve against the receivable to reflect management’s view as to collectability, or the amount of any such reserve, would be immaterial to stockholders of SyntheMed.  As reflected in the pro forma financial statements, the loan underlying the receivable will be automatically forgiven upon consummation of the merger and the receivable will accordingly disappear, thus having no impact on SyntheMed’s stockholders.  If the merger is not consummated, the amount that Pathfinder records in its financial statements for the receivable will likewise have no relevance to SyntheMed’s stockholders.  Accordingly, consistent with this approach, Pathfinder has made no change in its financial statements in response to this comment.

Note 6 - Long-Term Payable, page F-10

20.
We note your response to prior comment 38.   Please further explain to us how the amounts presented here in Note 6 reconcile with the amounts presented in Note 4 for additional license fees payable to Massachusetts General Hospital.

The amounts presented in Note 6 represent the present value of projected future amounts payable under the MGH license agreement, estimated based upon Pathfinder’s estimate as to the date of  first commercial sale.  As indicated in Note 4, after the date of first commercial sale, no license fees will become owing under the license.  Note 4 presents the schedule of contractually agreed license fees, without regard to their present value and without any assumptions regarding the date of first commercial sale which would relieve Pathfinder of liability for subsequent license fees.

The Amended Schedule 14A has been revised at page F-10 to indicate the estimated date of first commercial sale, making clear that license fees otherwise accruing in respect of, and listed in Note 4 for, subsequent years are not taken into account in the calculation of the long-term payable described in Note 6.

SyntheMed acknowledges that:

•	SyntheMed is responsible for the adequacy and accuracy of the disclosure in the filing;

Division of Corporation Finance
Securities and Exchange Commission
May 6, 2011

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	SyntheMed may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we have supplementally provided the Staff with one clean and one marked copy of the Amended Schedule 14A (without annexes).  The marked copy reflects the changes made to the previous filing, except that the “F” pages are not marked.

Thank you for your consideration.  If you have any further questions or commends, please contact me at (212) 986-9700, extension 335.

Very truly yours,

s/Keith Moskowitz
Keith Moskowitz

Cc:	SyntheMed, Inc.
Richard L. Franklin, M.D., Ph.D., Executive Chairman